

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2021

Andrew L. Hopkins, DPhil
Chief Executive Officer
Exscientia Limited
Level 3, Dundee One River Court
5 West Victoria Dock Road
Dundee DD1 3JT
United Kingdom

>**Re: Exscientia Limited**
>**Registration Statement on Form F-1**
>**Filed September 10, 2021**
>**File No. 333-259431**

Dear Dr. Hopkins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 107

1. Revise your discussion of Share-based payments provision on page 131 to present a table of your share-based payments since December 31, 2020, including the number of underlying shares, exercise price, vesting period if any, and per share valuation used. Discuss how you valued the grants, including the various factors you considered, briefly discussing the differences between the per share valuation and the estimated offering price. Quantify the related amounts recognized as expense during the six months ended June 30, 2021 as well as the gross amount of share-based compensation to be expensed

over the life of these grants.

Exhibits

2. Please file your Equity Facility Agreement with SVF II Excel (DE) LLC, or SoftBank, as an exhibit to your registration statement, or advise.

3. Please file the Global Access Commitments Agreement as an exhibit or provide us your basis for not filing it pursuant to Regulation S-K, Item 601(b)(10).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner at (202) 551-3744 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Boles